File No.82-5139

CYBIRD®

JASDAQ

URL : http://www.cybird.co.



05008338

News Release

May 10, 2005



SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH. D.C.
185
SECTION

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Co-President
Contact: Tomosada Yoshikawa
Executive Vice President
+81-3-5785-6111

Notice regarding Revision of Fiscal Earnings Forecasts

Tokyo, Japan, May 10, 2005 --- Based on recent business trends, CYBIRD Co., Ltd. today revised its earnings forecasts for the fiscal year ended March 2005 announced on November 17, 2004. Details are as follows.

SUPPL

1. Revision of Fiscal Earnings Forecasts

Fiscal Consolidated Earnings Forecasts (for period from April 1, 2004 to March 31, 2005)

(Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous Forecast (A)	12,500	700	1,250
Revised Forecast (B)	12,488	721	1,519
Change (B – A)	(11)	21	269
% change	(0.1%)	3.0%	21.6%
(Reference) Results as of March 31, 2004	10,713	596	199

Fiscal Non-consolidated Earnings Forecasts (for period from April 1, 2004 to March 31, 2005)

(Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous Forecast (A)	10,500	500	1,200
Revised Forecast (B)	11,721	774	1,482
Change (B – A)	1,221	274	282
% change	11.6%	54.8%	23.5%
(Reference) Results as of March 31, 2004	9,491	449	71

dlw 5/25

2. Reason for Revision of Earnings Forecasts for the Fiscal Year Ended March 2005

Although starting with the second half KLab Inc. and DMOVE Co, Ltd. were no longer included in consolidation, earnings were boosted by firm sales growth by the Mobile Content and Marketing Solutions businesses. Consequently, consolidated and non-consolidated net sales are now expected to be ¥12,488 million and ¥11,721 million, respectively—both record highs. In comparison with the earnings forecasts announced on November 17, 2004, consolidated net sales are anticipated to be about the same as the previously stated ¥12,500 million while non-consolidated net sales are expected to exceed the previously stated ¥10,500 million by ¥1,221 million or 111.6%.

Net sales of the Mobile Content business advanced ¥1,059 million, or 14.8%, from the same period in the previous year, to ¥8,239 million, a record high. Thanks to the high-brand-power content as represented by "Kazuko Hosoki's Rokusei Fortune-Telling" and new contents including "Hiroyuki Ehara's Spiritual Message", the number of subscribers expanded favorably during the period.

Marketing Solution business net sales also jumped ¥1,161 million, or 50.1%, compared with the same period in the previous year, to ¥3,480 million, a record high. Revenues expanded favorably from IP content sales of other companies, including TV entertainment sites, and popular character sites. Moreover, commissioned developments of the portal site of leading distributor of mobile phone, TV station related sites and the electric money 'Edy' related corporate solutions contributed to growth of commissioned sales.

CYBIRD forecasts that consolidated and non-consolidated ordinary income will now be ¥721 million and ¥774 million, respectively. Consolidated ordinary income is anticipated to be about the same as the previously stated of ¥700 million and non-consolidated ordinary income is expected to exceed the previously stated ¥500 million by ¥274 million or 154.8%. By the exceed sales expectations resulting in the growth of ordinary income and the curtailing of sales, general & administrative expenses, mainly advertising expenses, especially non-consolidated ordinary income far exceeded the previous forecasts.

Including the gain on sale of shares of previously consolidated subsidiary KLab Inc., the revised forecasts for consolidated and non-consolidated net income are ¥1,519 million and ¥1,482 million, respectively.

<Cautionary Statement Regarding Earnings Forecasts>

The earnings forecasts stated in these materials are calculated using estimations and assumptions made based on currently available information and involve risks and uncertainties. It should be recognized that actual results could differ significantly from the forecasts given.

(End of document)